October 25, 2019

Alberto Lopez Gaffney
Chief Financial Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Aut noma de Buenos Aires, Argentina C1107CBR

       Re: Despegar.com, Corp.
           Form 20-F for the Year Ended December 31, 2018
           Response dated October 11, 2019
           File No. 001-38209

Dear Mr. Gaffney:

       We have reviewed your October 11, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 10, 2019 letter.

Response dated October 11, 2019

Form 20-F for the Year Ended December 31, 2018
Notes to the Consolidated Financial Statements
3. Summary of signifiicant accounting policies
Revenue Recognition, page F-10

1. We have reviewed the sample agreements with your hotel partners that you sent in response to prior comment 1 and have also considered the information discussed on our call with you on October 16, 2019. Please address the following comments:
        Please provide us with copies of the accompanying Commercial Agreements for these contracts.
 Alberto Lopez Gaffney
Despegar.com, Corp.
October 25, 2019
Page 2
              Confirm our understanding that you identify two customers in your contracts: the supplier and the traveler. Consider revising your disclosure in future filings to clarify this conclusion.
              You disclose your performance obligation is to facilitate the booking of air travel, accommodation, car rentals, cruises, destination services and vacation packages.
              Please describe your performance obligation to the supplier and to the traveler.
              Additionally, we note your response to prior comment 1 in your response letter dated
              September 10, 2019. Tell us if you considered whether post booking services provided to both the supplier and the traveler should be part of your performance obligation.
              We note your response to prior comment 3 of your response letter dated July 25,
              2019 where you indicate that you considered the guidance in ASC 606-10-25-23 and subsequent paragraphs to determine the point in time revenue is recognized, including the factors listed on page 7 of the response letter. Please provide us with a detailed analysis of the indicators in ASC 606-10-25-30 for your contracts with suppliers and for your travelers.
              As part of this analysis, please discuss why you believe your performance obligation is satisfied when a traveler makes a reservation. Tell us how you considered activities subsequent to the reservation including the potential of having to reverse a reservation for a supplier. In addition, tell us whether you only have an enforceable right to payment at the time the traveler makes a reservation for a refundable transaction, and if so, why you believe this is the case. Pleaser reference ASC 606-
              10-25-1 through 8 and ASC 606-10-25-23 through 25.

      You may contact Melissa Gilmore at (202) 551-3777 or Melissa Gilmore at
(202) 551-
3379 with any questions.



FirstName LastNameAlberto Lopez Gaffney                         Sincerely,
Comapany NameDespegar.com, Corp.
                                                                Division of
Corporation Finance
October 25, 2019 Page 2                                         Office of
Energy & Transportation
FirstName LastName